EXHIBIT 99.4

Franchise Cannabis Corp.

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

Expressed in Canadian Dollars

1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Franchise Cannabis Corp.

Opinion

We have audited the consolidated financial statements of Franchise Cannabis Corp. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2021, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis of Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2(a) to the consolidated financial statements, which indicates that for the year ended December 31, 2021 the Company incurred a net loss of $17,415,447 and had negative cash flows from operations of $4,113,308 and its continued existence is dependent on its ability to obtain additional financing. As stated in Note 2(a), these events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matter

The consolidated financial statements of the Company as at and for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified opinion on those statements on March 9, 2022.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

201 Bridgeland Avenue | Toronto Ontario | M6A 1Y7 | Canada	zeifmans.ca T: 416.256.4000	Zeifmans LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

2

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors’ report is Laurence W. Zeifman, CPA, CA.

Toronto, Ontario April 27, 2022	Chartered Professional Accountants Licensed Public Accountants

3

Franchise Cannabis Corp.
Consolidated Statements of Financial Position
As at December 31, 2021 and 2020
(Expressed in Canadian Dollars)

		December 31,	December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$4,485,096	$3,737,767
Receivables	6	4,381,640	251,464
Due from former shareholder	6	898,905	602,247
Due from related parties	19	–	111,163
Prepaid expenses and deposits	7	113,227	868,184
Inventory	8	11,069,515	9,672,375
Marketable securities	9	461,210	714,344
Loan receivable	11	–	324,700
Total current assets		21,409,593	16,282,244
Non-Current Assets
Prepaid expenses and deposits	7	–	895,598
Acquisition deposits	10	531,900	2,758,202
Property, plant and equipment	12	1,079,331	568,201
Right of use assets	13	496,635	182,681
Investment properties	14	–	424,201
Intangible asset	15	13,104,302	–
Goodwill	15	6,478,272	–
Total non-current assets		21,690,440	4,828,883
TOTAL ASSETS		$43,100,033	$21,111,127
LIABILITIES
Current liabilities
Bank indebtedness	5a	$753,072	$–
Accounts payable and accrued liabilities	16	10,943,143	5,974,121
Income taxes payable	16	–	87,006
Loans payable	5a, 17	2,158,650	–
Lease liability	13	250,465	115,341
Total current liabilities		14,105,330	6,176,468
Non-Current Liabilities
Deferred revenue		–	5,000
Lease liability	13	294,244	84,816
Deferred tax liability	5a	3,627,256	–
Total non-current liabilities		3,921,500	89,816
TOTAL LIABILITIES		18,026,830	6,266,284
SHAREHOLDERS’ EQUITY
Share capital	18	120,038,497	92,519,988
Share subscriptions received		–	21,572
Reserves		1,253,379	1,085,525
Accumulated other comprehensive income		66,640	111,124
Deficit		(96,285,313)	(78,893,366)
TOTAL SHAREHOLDERS’ EQUITY		25,073,203	14,844,843
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$43,100,033	$21,111,127

Ability to Continue as a Going Concern (Note 2a)	Approved on behalf of the Board:
Commitments and Contingencies (Note 23)	/s/ Clifford Starke	/s/ Farhan Lalani
Subsequent Events (Note 26)	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Franchise Cannabis Corp.
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Revenues	$1,133,106	$1,863,964
Cost of goods sold (Note 8)	(908,118)	(1,154,265)
Gross profit	224,988	709,699
Expenses:
Professional fees	3,494,221	838,652
Selling, general and administrative (Note 19)	2,291,232	1,526,259
Consulting fees (Note 19)	835,839	794,385
Foreign currency translation loss (gain)	344,580	(30,226)
Depreciation (Notes 12 and 13)	217,731	191,310
Share-based compensation (Note 19)	167,854	288,079
	7,351,457	3,608,459
Other items:
Premium paid on acquisition (Note 5b)	(5,222,991)	–
Impairment of intangible assets (Note 15)	(4,200,000)	(12,470,852)
Interest expense	(23,684)	(25,813)
Other income (loss) (Note 25)	(842,303)	475,902
Loss before income taxes	(17,415,447)	(14,919,523)
Current income tax recovery	–	39,852
Deferred income tax recovery	–	1,780,426
Net loss	(17,415,447)	(13,099,245)
Other comprehensive income (loss)
Foreign currency gain (loss) on translation of subsidiaries	44,484	(104,128)
Comprehensive loss	$(17,370,963)	$(13,203,373)
Basic and diluted loss per share	$(0.15)	$(0.12)
Weighted average number of common shares outstanding	117,319,696	112,332,814

The accompanying notes are an integral part of these consolidated financial statements.

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Franchise Cannabis Corp. Consolidated Statements of Changes in Shareholders’ Equity For the Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

	Share Capital		Share subscriptions	Equity	Accumulated other comprehensive
	Number	Amount	received	reserves	income	Deficit	Total
		$	$	$	$	$	$
Balance, December 31, 2019	112,223,147	92,296,847	40,172	797,446	6,996	(65,794,121)	27,347,340
Shares issued for consulting agreement	172,040	223,141	–	–	–	–	223,141
Share based compensation	–	–	–	288,079	–	–	288,079
Foreign currency translation gain	–	–	–	–	104,128	–	104,128
Return of share subscriptions received	–	–	(18,600)	–	–	–	(18,600)
Net loss for the year	–	–	–	–	–	(13,099,245)	(13,099,245)
Balance, December 31, 2020	112,395,187	92,519,988	21,572	1,085,525	111,124	(78,893,366)	14,844,843

Balance, December 31, 2020	112,395,187	92,519,988	21,572	1,085,525	111,124	(78,893,366)	14,844,843
Shares issued for cash	7,796,998	14,034,597	(21,572)	–	–	–	14,013,025
Shares issued for acquisitions:
Phatebo GmbH (Note 5(a))	3,846,154	5,000,000	–	–	–	–	5,000,000
1200325 B.C. LTD.(Note 5(b))	5,126,618	9,227,912	–	–	–	–	9,227,912
Shares issued for consulting (Note 18(b)(i))	392,351	529,500	–	–	–	–	529,500
Shares cancelled (Note 18(b)(v))	(1,268,078)	(1,273,500)	–	–	–	23,500	(1,250,000)
Share-based compensation	–	–	–	167,854	–	–	167,854
Foreign currency translation loss	–	–	–	–	(44,484)	–	(44,484)
Net loss for the year	–	–	–	–	–	(17,415,447)	(17,415,447)
Balance, December 31, 2021	128,289,230	120,038,497	–	1,253,379	66,640	(96,285,313)	25,073,203

The accompanying notes are an integral part of these consolidated financial statements.

6

Franchise Cannabis Corp.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

	For the Years Ended December 31,
	2021	2020
Cash flows used in operating activities
Loss for the year:	$(17,415,447)	$(13,099,245)
Adjusted for:
Premium paid on acquisition (Notes 5(b), 25)	5,222,991	–
Impairment of intangible assets (Notes 15(b), 25)	4,200,000	12,470,852
Fair value adjustment on acquisition deposit (Notes 5(a), 25)	(1,923,077)	–
Impairment of prepaid expenses and deposits (Note 7)	1,637,018	–
Fair value adjustment on marketable securities (Notes 9, 25)	1,072,677	85,656
Fair value adjustment on share cancellation (Notes 18(b)(v), 25)	1,000,000	–
Consulting expenses settled in shares (Notes 18(b)(i))	529,500	223,141
Impairment of loan receivable (Notes 11, 25)	324,700	–
Share compensation for merger termination (Note 9)	(275,000)	–
Depreciation	217,731	191,310
Share-based compensation	167,854	288,079
Accretion expense	11,698	23,196
Gain on sale of assets	(9,693)	(10,219)
Income tax recovery	–	(1,820,278)
Income tax paid	(87,006)	(167,264)
Changes in non-cash working capital items:
Receivables	(178,622)	(99,095)
Due from former shareholder	(296,658)	(602,247)
Due from related parties	111,163	(92,204)
Prepaid expenses and deposits	23,061	(1,349,315)
Accounts payable and accrued liabilities	1,466,793	(78,505)
Inventory	92,009	(10,365)
Deferred revenue	(5,000)	(3,052)
Cash used in operating activities	(4,113,308)	(4,049,555)
Cash flows provided by (used in) financing activities
Proceeds from the issuance of common shares	14,013,024	–
Lease payments	(118,540)	(115,128)
Repayment of loans	–	(99,914)
Return of share subscriptions	–	(18,600)
Cash provided by (used in) financing activities	13,894,484	(233,642)
Cash flows used in investing activities
Purchase of plant, property and equipment	–	(42,200)
Cash for acquisitions, net of cash acquired	(8,898,756)	(1,502,152)
Proceeds on the sale of property	433,894	507,692
Purchase of marketable securities	(519,200)	(800,000)
Cash used in investing activities	(8,984,062)	(1,836,660)
Effect of exchange rate on cash	(49,785)	105,158
Increase (decrease) in cash and cash equivalents for the year	797,114	(6,119,857)
Cash and cash equivalents, beginning of year	3,737,767	9,752,466
Cash and cash equivalents, end of year	$4,485,096	$3,737,767

The accompanying notes are an integral part of these consolidated financial statements.

7

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Franchise Cannabis Corp. (“Franchise”) (with its subsidiaries, the “Company”) was incorporated in Ontario, Canada on April 25, 2018. The Company’s primary business is the sale of cannabis products. Through its wholly owned subsidiary ACA Muller ADAG Pharma Vertriebs GmbH (“ACA Muller”), the Company has a sales network of over 1,200 pharmacies within Germany. ACA Muller is licensed to import and distribute registered medical cannabis products to German pharmacies under the regulatory oversight of the Bundesinstitut für Arzneimittel und Medizinprodukte (The Federal Institute for Drugs and Medical Devices, “BfArM”). ACA Muller also has a radiation license for the import of a wider range of medical cannabis products compared to cannabis wholesalers without this license. In addition, through its wholly owned subsidiary Phatebo GmbH (“Phatebo”) that it acquired on December 31, 2021, the Company has further expanded its network in Germany. Phatebo is a licensed wholesale dealer of pharmaceutical products, medical devices and medical cannabis.

The address of Franchise’s registered office is Suite 1600, 100 King Street, Toronto, Ontario, Canada, M5X 1G5. The address of Franchise’s principal place of business is Suite 320, 440 West Hastings Street, Vancouver, British Columbia, V6B 1L1.

On June 24, 2021, Franchise entered into a letter of intent with Mercury Acquisitions Corp. (“Mercury”) to complete a going-public transaction for the Company as part of a reverse takeover of Mercury. On October 13, 2021, Franchise’s Board of Directors approved an amalgamation agreement (the “Amalgamation Agreement”) between Franchise, Mercury, and 2868303 Ontario Inc. (“Mercury Subco”), for a business combination by way of a “three-cornered” amalgamation in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), pursuant to which Franchise would amalgamate with Mercury Subco (the “Amalgamation”) and Mercury would become the Company’s parent company.

On December 2, 2021, the Company received conditional approval from the TSX Venture Exchange (“TSXV”) for its Qualifying Transaction with Mercury. On March 9, 2022, the Company received final approval from the TSXV for the Qualifying Transaction.

The Amalgamation was completed on March 25, 2022, and Mercury was renamed Franchise Global Health Inc. (“Franchise Global”). On March 29, 2022, Franchise Global commenced trading on the TSXV under ticker symbol “FGH”. On April 18, 2022, the Company commenced trading on the Frankfurt Stock Exchange under ticker symbol “WV4A”.

2.	BASIS OF PREPARATION

a)	Statement of Compliance

The consolidated financial statements of the Company for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 27, 2022.

These consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and discharge of liabilities in the normal course of business.

8

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

The Company’s ability to continue as a going concern is dependent on achieving profitable operations through the sales of its product, the acquisition of profitable operations or management’s ability to raise the necessary funding through future equity issuances, debt issuances, asset sales or a combination thereof. There is no assurance that any necessary future financing will be sufficient to sustain operations until such time that the Company can generate sufficiently profitable operations to support its requirements. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material. While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and meet its obligations in the normal course of operations, there are conditions and events which constitute material uncertainties that may cast significant doubt on the validity of that assumption.

•	as at December 31, 2021, the Company has an accumulated deficit of $96,285,313 (2020 - $78,893,366);

•	the Company incurred a loss of $17,415,447 for the year ended December 31, 2021 (2020 - $13,099,245);

•	the Company has net cash outflows from operating activities of $4,113,308 for the year ended December 31, 2021 (2020 - $4,049,555).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. To date, COVID-19 has not had any material impact on the Company’s operations; however, it is possible that estimates in these financial statements may change in the near term as a result of COVID-19. The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impacts of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

b)	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments and investment properties that are stated at fair value.

The consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar, unless otherwise indicated.

c)	Functional and Presentation Currency

The Company’s reporting currency and Franchise’s functional currency is the Canadian dollar. Note 2(f) indicates the functional currency of each subsidiary.

Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized foreign currency translation gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in shareholders’ equity.

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned, nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income (loss) and presented within shareholders’ equity in the foreign currency translation reserve.

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Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

d)	Use of Estimates and Judgments

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision, and further periods, if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years are discussed in Note 4.

e)	Subsidiaries

In addition to Franchise, the consolidated financial statements include its subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which the Company acquires control. They are de- consolidated from the date that control by the Company ceases.

f)	Consolidation

The subsidiaries of the Company are as follows:

	Ownership Interest at	Ownership Interest at
Name of Subsidiary	December 31, 2021	December 31, 2020	Functional Currency
Harmony Health One Inc. (“Harmony”)	100%	100%	Canadian Dollar
ACA Muller	100%	100%	Euro
Sativa Verwaltungs GmbH	100%	100%	Euro
Sativa Verwaltungs GmbH and Co. KG	100%	100%	Euro
CBD Med Therapeutics Inc.	100%	100%	Canadian Dollar
Adelnor S.A.	0%	0%	U.S. Dollar
Fayber Technologies Canada Inc.	100%	100%	Canadian Dollar
Catalunia SAS	100%	100%	Colombian Peso
Green CannaHealth SAS	100%	100%	Colombian Peso
Klokken Aarhus Inc.	100%	100%	Canadian Dollar
Rangers Pharmaceuticals A/S (“Rangers”)	100%	100%	Danish Krone
1200325 B.C. LTD. (“Botanist”)	100%	0%	Canadian Dollar
Phatebo	100%	0%	Euro

CBD Med Therapeutics Inc. has an option to acquire 100% of the outstanding common shares of Adelnor S.A., which forms the basis for the Company’s control of Adelnor S.A.

Assets, liabilities, revenues, and expenses of the subsidiaries are recognized in accordance with the Company’s accounting policies. Intercompany balances and transactions are eliminated on consolidation.

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Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been applied consistently to all periods presented in the accompanying consolidated financial statements are set out below:

a)	Foreign Currency Translation

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency are recognized at exchange rates in effect on the date of the transactions. At each reporting date monetary assets and liabilities denominated in foreign currencies are re- translated at the exchange rates applicable at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Nonmonetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized through net loss. For the purposes of presenting consolidated financial statements the assets and liabilities of foreign operations, are translated into Canadian dollars at the exchange rates applicable at the balance sheet date. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive loss.

b)	Cash and Cash Equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

c)	Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

11

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

d)	Inventory

Inventories consist of pharmaceuticals, medical devices, finished goods and cannabis seeds for sale. The Company values inventories at the lower of cost and net realizable value. Inventories include costs of purchases net of vendor allowances plus other costs, such as transportation, that non-are directly incurred to bring the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using first in, first out basis.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining market prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is apparent evidence of an increase in selling price then the amount of the write down previously recorded is reversed.

e)	Property, Plant and Equipment Recognition and Measurement

On initial recognition, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Plant, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (material components) of property, plant and equipment. Land is stated at cost.

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of loss and comprehensive loss as incurred.

Gains and Losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the consolidated statement of loss and comprehensive loss.

Depreciation

Depreciation is recognized in the consolidated statement of comprehensive loss over the asset’s estimated useful life:

Growing, processing and operating equipment	10%-20% declining balance basis
Equipment	straight line basis over eight years
Building and improvements	10% declining balance basis

Depreciation commences when an asset becomes available for use.

Depreciation methods, estimated useful lives, and residual values are reviewed at each year-end and adjusted if appropriate. The effect of any change in estimate is accounted for on a prospective basis.

12

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

f)	Investment Properties

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, the Company has elected to use the fair value model where investment properties are measured at fair value.

Investment properties are derecognized either when they have been disposed of (i.e., at the date the recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

g)	Assets Held for Sale

Assets are classified as held for sale if their carrying amount will be recovered primarily through a sale as opposed to continued use by the Company. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment is recognized in net earnings. Depreciation ceases when an asset is classified as held for sale. Assets classified as held for sale are reported as current assets in the consolidated statements of financial position.

h)	Marketable Securities

The Company’s investments in marketable securities, which consists of publicly traded securities and warrants have been classified and accounted as fair value through profit and loss. Unrealized gains and losses are recognized in the statement of comprehensive loss.

i)	Business Combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to intangible assets. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree or a market-approach using a comparable transaction. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

13

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

j)	Intangible Assets

Intangible assets acquired in a business combination are recognized separately at their fair value at the date of acquisition. Intangible assets acquired separately are recognized at cost. Internally generated intangible assets arising from development projects are recognized when certain criteria related to the feasibility of internal use or sale, and probable future economic benefits of the intangible asset, are demonstrated.

Intangible assets with indefinite useful lives are not amortized. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

k)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the CGU or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

l)	Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at December 31 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified.

A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in a prior period. Impairment losses on goodwill are not subsequently reversed.

m)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short- term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

14

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

i) Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right- of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

ii) Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short- term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

n)	Loans and Borrowings

Loans and borrowings are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are deferred and amortized over the term of the liability.

o)	Revenue

The Company generates revenue primarily from the wholesale and retail of cannabis and cannabis related products. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;

2. Identify the performance obligation(s) in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligation(s) in the contract; and

5. Recognize revenue when or as the Company satisfies the performance obligation(s).

15

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customers which is at the time of delivery. Payments for wholesale transactions are due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

The Company’s non-cannabis revenue is comprised of resales of medical devices, and pharmaceutical products to pharmacies in Germany. The Company’s revenue-generating activities have a single performance obligation and revenue is recognized at the point in time when control of the product transfers and the Company’s obligations have been fulfilled. This generally occurs when the product is ready for shipment to the customer, depending upon the method of distribution and shipping terms set forth in the customer contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of the Company’s product. Sales of products are for cash or otherwise agreed-upon credit terms. The Company estimates and reserves for its bad debt exposure based on its experience with past due accounts and collectability, write-off history, the aging of accounts receivable and an analysis of customer data.

Revenue for the year is comprised fully of cannabis-related products.

p)	Financial Instruments

Financial assets are classified and measured either at amortized cost or fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) based on the business model in which they are held and the characteristics of their contractual cash flows.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•

It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss; and

•	Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the consolidated statements of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statements of comprehensive loss for the period. Financial assets and liabilities classified at amortized cost are measured using the effective interest method.

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument:

Financial Instrument	Classification

Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Receivables	Amortized Cost
Loan receivable	Amortized Cost
Acquisition deposits	Amortized Cost
Bank indebtedness	Amortized Cost
Accounts payable and accrued liabilities	Amortized Cost
Loans payable	Amortized Cost

16

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

For trade receivables, the Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECL”) based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions.

ECL impairment model

IFRS 9 ‘Financial Instruments’ introduced a single ECL impairment model, which is based on changes in credit quality since initial application.

•

A maximum 12-month allowance for ECL is recognized from initial recognition reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring.

•

A lifetime ECL allowance is recognized if a significant increase in credit risk is detected after the instruments’ initial recognition reflecting lifetime cash shortfalls that would result over the expected life of a financial instrument.

•	A lifetime ECL allowance is recognized for credit impaired financial instruments.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Fair value hierarchy

The determination of fair value requires judgment and is based on market information, where available and appropriate. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

q)	Share-Based Payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to equity reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity reserve.

17

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

r)	Share Capital

Share capital represents the amount received in exchange for the issuance of shares. Shares issued for goods and services are recorded for the fair value of the goods or services.

Costs directly identifiable with the raising of share capital financing are charged against share capital.

s)	Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

t)	Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income, except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss of the current year and any adjustment to income taxes payable in respect of previous years. Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable income or loss.

Recognition of deferred tax assets of unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be realized.

u)	Related Party Transactions

The Company considers a person or entity as a related party if such party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. The Company considers a person or entity as a related party if they are a member of key management personnel including a close member of that person’s family. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

18

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

v)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Executive Officer (“CEO”). The CEO, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the person who makes strategic decisions as the chief operating decision maker. The Company’s operations are limited to a single reportable segment, being pharmaceutical distribution, including medicinal cannabis and cannabis seeds.

w)	Recent Accounting Pronouncements

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2021 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

COVID-19-Related Rent Concessions beyond June 30, 2021 - Amendments to IFRS 16

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the COVID-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Company has not received COVID-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within the allowed period of application.

Amendments to IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets

In May 2020, the IASB issued amendments to clarify the costs that a company should include as the cost of fulfilling a contract when assessment is made as to whether a contract is onerous. The amendment is effective January 1, 2022, with early adoption permitted. The Company has not early adopted these amendments and does not expect these amendments to have a material impact on the Company.

19

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only; in the period of the change and future periods, if the change affects both. Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustments to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Going Concern

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its consolidated financial statements. Management prepares the consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability, expansion plans, ability to liquidate investments, and potential sources of financing, including access to a line of credit. As a result of the assessment, management concluded the going concern basis of accounting is appropriate.

Business Acquisitions

In a business acquisition, substantially all identifiable assets, liabilities and contingent liabilities acquired are recorded at the acquisition date at their respective fair values. The date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree – the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. Management exercises judgment in considering all pertinent facts and circumstances in identifying the acquisition date.

The Company examines three elements to determine whether control exists. When all of these three elements of control are present, then an investor is considered to control an investee and consolidation is required. When one or more of the elements is not present, an investor will not consolidate but instead be required to determine the nature of its relationship with the investee. The Company exercises its judgment when determining control over an investee, in when it has all of the following attributes: power over the investee, such as the ability to direct relevant activities of the investee; exposure, or rights, to variable returns from its involvement with the investee, such as returns that are not fixed and have the potential to vary with performance of the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns, such as identifying the link between power and returns.

20

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made at and after acquisition. In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Purchase consideration also includes consideration of any pre-existing relationships that are effectively settled as a result of the acquisition at their fair values.

The Company acquired Phatebo on December 31, 2021 (Note 5(a)). The Company determined that this acquisition satisfied the criteria outlined in IFRS 3 and therefore recorded the acquisition as a business combination.

The Company acquired Botanist on November 15, 2021 (Note 5(b)). It estimated that the majority of the fair value of the assets made up substantially all the value of the consideration paid. The Company determined that this value satisfied the Concentration Test (IFRS 3.B7B) resulting in the Company recording the acquisition of Botanist as an asset acquisition rather than a business combination.

Income and Other Taxes

Estimates are required in calculating current and deferred taxes. In performing these calculations, Management needs to make judgements regarding tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in the assessing probable outcomes of claimed deductions including expectations about future operating results and the timing and reversal of temporary differences.

Impairment of Goodwill and Intangible Assets

The Company performs an annual impairment test for goodwill and intangible assets at the end of each year. In determining impairment, the Company considers internal sources of information, such as the historical and expected financial performance of the intangible assets. If impairment exists, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount.

Determination of CGUs

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and the allocation of assets into respective CGUs require significant judgment, assumption and interpretations. Areas of judgement in the classification process, include the manner in which management reviews and makes decisions about its operations. The recoverability of assets are assessed at the CGU level and therefore could have a significant impact on impairment losses.

Incremental Borrowing Rate

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company’s incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security.

Share-based Payments

The fair value of stock options is calculated using the Black-Scholes option pricing model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

21

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

5.	ACQUISITIONS

a)	Acquisition of Phatebo GmbH

On August 7, 2019, the Company signed an initial term sheet to acquire 100% of the shares of Phatebo. On October 25, 2019, the Company paid a non-refundable deposit of €500,000 ($724,150).

On December 29, 2020, Franchise entered into a share purchase agreement to acquire 100% of the issued and outstanding common shares of Phatebo. The purchase price was set at €8 million and $5.0 million, which was to be paid over two tranches, as follows:

•

First tranche due and payable on December 29, 2020 (purchase effective date) and consisting of €3.5 million as a cash payment and $5.0 million in form of Franchise shares (3,846,154 of FCC Shares each at an agreed price of $1.30 per share). This payment was made in January 2021.

•	Second tranche due and payable on closing and consists of€4.5 million. This payment was made on December 31, 2021.

As a result of changes in foreign exchange rates and the value of the Company’s shares between the payment dates and the acquisition date, the purchase consideration was revaluated and resulted in a gain of $1,923,077 on the share consideration and $431,952 foreign exchange loss on the cash consideration. Both amounts are included in other income (Note 25).

Consideration
€8,000,000 cash and $5,000,000 in shares paid over two tranches	$18,435,877
$18,435,877
Net assets of Phatebo
Cash and cash equivalents	$387,742
Inventory	1,489,149
Amounts receivable	2,898,929
VAT and current tax receivable	1,001,320
Investment in marketable securities	25,343
Property, plant & equipment	561,725
ROU asset	210,837
Intangible assets	13,104,302
Goodwill	6,478,272
Bank indebtedness	(753,072)
Accounts payable	(959,886)
Loans payable	(2,158,649)
Lease liability	(222,879)
Deferred income tax liability	(3,627,256)
$18,435,877

The value of the indefinite life intangible assets at the date of acquisition was determined using a market approach using Level 2 inputs based on a comparable transaction. Goodwill arising from the acquisition represents expected synergies and future growth.

For the year ended December 31, 2021, Phatebo accounted for no revenues or net loss for the Company. If the acquisition had been completed on January 1, 2021, the Company estimates that Phatebo would have contributed $57,815,713 revenues and $365,646 to the Company’s net income for the year ended December 31, 2021.

22

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

b)	Acquisition of Botanist

On February 18th, 2021, Franchise signed a definitive sale and purchase agreement with the shareholders of Botanist, the parent company of the Botanist Assets which include a conditionally approved retail license application upon completion of construction blueprints of a leased 3,500 retail space in Winnipeg, Manitoba. The purchase consideration was the issuance of 5,126,620 common shares of Franchise having a deemed price of $9,227,912. The Botanist acquisition closed on November 12, 2021.

Consideration
Franchise common shares ($1.80 X 5,126,618 shares)	$9,227,912
$9,227,912
Net assets of Botanist
Amounts receivable	51,305
Prepaid expense	9,524
Property, plant & equipment	64,678
ROU asset	208,719
Cannabis retail license	4,200,000
Accounts payable	(35,112)
Due to related parties	(257,231)
Lease liability	(236,962)
$4,004,921
Premium paid on acquisition	$5,222,991

For the year ended December 31, 2021, Botanist accounted for no revenues and $9,222,991 in net loss. If the acquisition had been completed on January 1, 2021, the Company estimates that Botanist would have contributed no revenues and $10,580,935 to net loss for the full year ended December 31, 2021.

6.	RECEIVABLES

	December 31,	December 31,
	2021	2020
Trade receivables	2,940,946	115,358
Value-Added Tax (“VAT”)	1,338,796	79,962
Goods & Services Tax (“GST”) receivables	101,898	56,144
Total	$4,381,640	$251,464

The Company assesses the risk of collectability of accounts receivable on a regular basis. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in, and forecasts of, future economic conditions that affect default risk. Where applicable, the carrying amount of receivables is reduced for any expected credit losses through the use of an allowance for credit loss provision. The allowance for credit loss reflects the Company’s best estimate of probable losses inherent in the trade receivables accounts. As at December 31, 2021 and December 31, 2020 the expected credit losses amount assessed to be trivial.

For the year ended December 31, 2021, the Company recognized bad debts expense on its receivables amounting to $10,269 (2020 – Nil) (Note 25).

23

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2021, the Company has a receivable of $898,905 (December 31, 2020 - $602,247) from the former shareholder of ACA Muller for expenses incurred prior and subsequent to the Company’s acquisition of ACA Muller. On April 27, 2021, the former shareholder agreed to pay for additional expenses related to tax audits and other expenses incurred subsequent to acquisition. Net of foreign exchange, this increase is $339,526 and is included in other income (Note 25). The Company has the right to offset this receivable against the payment of the third tranche (see Note 16).

7.	PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2021	2020
Prepaid expenses	113,227	868,184
Equipment deposits	–	895,598
Total	113,227	1,763,782
Less: non-current portion	–	(895,598)
Current portion	$113,227	$868,184

For the year ended December 31, 2021, the Company recognized impairment loss on equipment deposit amounting to $1,637,018 (2020 - $0).

8.	INVENTORY

	December 31,	December 31,
	2021	2020
Purchased finished goods	1,543,500	146,360
Cannabis seeds	9,526,015	9,526,015
Inventory	$11,069,515	$9,672,375

For the year ended December 31, 2021, the Company charged $908,118 (2020 - $1,154,265) of inventory related amounts to cost of sales. Included in the cost of sales for the year ended December 31, 2021 is an impairment loss on its inventories amounting to $89,652.

9.	MARKETABLE SECURITIES

Balance at 31 December 2019	$-
Additions during the year	800,000
Adjustment to fair value	(85,656)
Balance at 31 December 2020	714,344
Additions during the year (i)	519,200
Share compensation for merger termination (ii)	275,000
Additions from acquisition (Note 5 (a))	25,343
Adjustment to fair value (i,ii)	(1,072,677)
Balance at 31 December 2021	$461,210

24

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

The marketable securities are primarily comprised of listed equity investments and warrants.

(i)

On August 11, 2021, Franchise signed a strategic partnership agreement with Eve & Co Inc. (“Eve”) whereby Eve would provide up to 500,000 square feet of the 1,000,000 square foot cultivation area as well as portions of its EU GMP certified processing area located on site in Strathroy, Ontario, for the Company’s use. As part of the agreement, Franchise subscribed to $500,000 in Units of Eve, consisting of 2,777,778 shares and 1,388,889 warrants. Franchise committed to monthly payments of $125,000 beginning November 2021 for a period of 12 months with an option for Franchise to extend for an additional 24 months. Through the arrangement, Franchise is also required to pay for 50% of the facility’s hydro, natural gas, product liability insurance and such other costs. The final terms of the arrangement are under negotiation and are expected to be finalized in 2022.

As at December 31, 2021, the fair value of the Company’s investment in Units of Eve was $416,667, comprising of $333,333 in shares and $83,333 in warrants, and resulting in a loss of $83,333 for the year included in fair value adjustment on marketable securities as part of other expenses (Note 25).

On March 25, 2022, Eve filed for protection under the Companies’ Creditors Arrangement (“CCAA”). The outcome of Eve’s CCAA filings remains uncertain and there is no assurance the Company would be able to recover any value from its investment in Eve or successfully finalize the terms of the arrangement under negotiation.

(ii)

On July 21, 2020, the Company entered into a joint venture agreement with Mota Ventures Corp. (“Mota”), whereby the Company and Mota would be the sole shareholders of a Croation company in order to sell and market CBD products in the European Union. Mota subsequently changed its name to Thoughtful Brands Inc. (“TBI”). As part of the agreement, the Company paid $500,000 on September 14, 2020 in subscription of 2,500,000 units (250,000 post-consolidation) of TBI consisting of one common share and one purchase warrant (the “Units”). For the purpose of fair value determination, the Units were segregated into common shares and purchase warrants. The common shares were valued using the applicable closing price of TBI – a level 1 financial instrument, and the warrants were valued using an option-pricing model – a level 2 financial instrument.

On January 7, 2021, TBI and the Company announced their intention to merge. On March 8, 2021, the merger and the Joint Venture were terminated. As part of the termination, TBI agreed to pay the Company a total of $450,000 in cash and issue the Company 5,000,000 TBI shares (500,000 post consolidation) valued at $275,000. Total proceeds from the termination of the merger to the Company amounted to $725,000, which was recognized in settlement due to merger termination as part of other expenses (Note 25).

As at December 31, 2021, the Company holds 1,714,835 in shares and 250,000 in warrants of TBI with a fair value of nil, resulting in a loss of $989,344 for the year included in fair value adjustment on marketable securities as part of other expenses (Note 25).

The following table summarizes the composition of marketable securities:

Interest in entity as at December 31, 2020	Status	Common shares	Common share warrants	Value ($)
TBI (Note 9(ii))	Public on CSE	1,214,184	250,000	$714,344
Total		1,214,184	250,000	$714,344

Interest in entity as at December 31, 2021	Status	Common shares	Common share warrants	Value ($)
Eve & Co (Note 9(i))	Public on TSXV	2,777,778	1,388,889	$442,010
TBI (Note 9(ii))	Public on CSE	1,714,835	250,000	Nil
Southern Harvest Health Corporation	Private	960,000	Nil	19,200
Total		5,452,613	1,638,889	$461,210

25

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

10.	ACQUISITION DEPOSITS

Deposits include non-refundable deposits required for acquisitions of other companies, as follows:

	December 31,	December 31,
	2021	2020
Satica Medical (SVG) Ltd. (“Satica”)	531,900	531,900
Phatebo	–	2,226,302
	$531,900	$2,758,202

In September 2019, the Company paid a deposit in the amount of $531,900 to Satica, a St. Vincent company, with the intention of entering into a joint venture agreement to develop a cannabis cultivation operation. The deposit is secured by a lien on land in St. Vincent. The joint venture agreement has yet to be finalized. The deposit is refundable if the joint venture is not formed.

11.	LOAN RECEIVABLE

On December 14, 2020, the Company entered into a loan agreement with Canx CBD Processing Corp. (“Canx”) in which the Company loaned Canx $US 250,000 (the “Loan”) under the following terms:

•	The Loan is non-revolving and non-interest bearing;

•

The Loan became payable and due on the earlier of either: (a) December 31, 2021; (b) Canx going public in which the Loan would convert to the shares of Canx at a 20% discount to the go-public valuation;

•

Repayment of the entire Loan is to be made in full at the end of the term. No partial repayments are required during the term of the loan. However, Canx may repay any part or parts of the principal sum outstanding at any time or times, without penalty.

The Company has accounted for the Loan as a financial instrument under IFRS 9 at amortized cost. Due to non-payment and uncertainty pertaining to the financial position of Canx, the Company impaired the full value of the loan, resulting in an impairment loss of $324,700 recorded as part of other expenses (Note 25).

26

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

12.	PLANT AND EQUIPMENT

	Grow and lab equipment	Operating & transport equipment	Office equipment	Building & improvements	Land	Total
Cost at:
January 1, 2020	418,448	–	150,238	273,430	–	842,116
Additions	–	–	10,747	31,453	–	42,200
Change in foreign exchange rates	–	–	(571)	–	–	(571)
December 31, 2020	418,448	–	160,414	304,883	–	883,745
Accumulated depreciation at:
January 1, 2020	193,746	–	7,509	1,199	–	202,454
Additions	44,939	–	30,166	13,511	–	88,616
Change in foreign exchange rates	–	–	24,474	–	–	24,474
December 31, 2020	238,685	–	62,149	14,710	–	315,544
Cost at:
January 1, 2021	418,448	–	160,414	304,883	–	883,745
Additions	–	99,114	42,435	113,410	371,445	626,404
Change in foreign exchange rates	–	–	6,572	–	–	6,572
December 31, 2021	418,448	99,114	209,421	418,293	371,445	1,516,721
Accumulated depreciation at:
January 1, 2021	238,685	–	62,149	14,710	–	315,544
Additions	61,303	–	30,010	29,018	–	120,331
Change in foreign exchange rates	–	–	1,515	–	–	1,515
December 31, 2021	299,988	–	93,674	43,728	–	437,390
Net book value at:
December 31, 2020	179,763	–	98,265	290,173	–	568,201
December 31, 2021	118,460	99,114	115,747	374,565	371,445	1,079,331

27

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

13.	RIGHT OF USE ASSETS

The lease liability was measured at the present value of the remaining lease payments, discounted using incremental borrowing rates on that date ranging from 4% - 15%, depending on the jurisdiction. The Company recorded right of use assets of the same amount which relates to its long-term warehouse and land leases in Germany and Colombia. Depreciation of the right of use assets is calculated using the straight-line method over the remaining lease term.

Right-of-use assets:
Balance on December 31, 2019	$278,964
Depreciation	(102,694)
Change in foreign exchange rates	6,411
Balance - December 31, 2020	$182,681
Lease Liability:
Balance on December 31, 2019	$285,555
Lease payments	(115,128)
Finance expense	23,196
Change in foreign exchange rates	6,533
Balance - December 31, 2020	$200,157

Current lease liability	$115,341
Non-current lease liability	84,816
Total	$200,157
Undiscounted lease payments – as at December 31, 2020:

Short-term portion of the lease (<1 Year)	$123,462
Long-term portion of the lease (>1 Year)	84,373
Total	$207,835

Right-of-use assets:
Balance on Jan 1, 2021	$182,681
Additions from acquisitions	419,556
Depreciation	(97,400)
Change in foreign exchange rates	(8,202)
Balance - December 31, 2021	$496,635

28

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Lease Liability:
Balance on Jan 1, 2021	$200,157
Additions from acquisition	459,841
Lease payments	(118,540)
Finance expense	11,698
Change in foreign exchange rates	(8,447)
Balance - December 31, 2021	$544,709

Current lease liability included in lease	$250,465
Non-current lease liability included in long-term lease	294,244
Total	$544,709
Undiscounted lease payments – as at December 31, 2021:
Short-term portion of the lease (<1 Year)	$265,111
Long-term portion of the lease (>1 Year)	427,609
Total	$692,720

14.	ASSET HELD FOR SALE

Opening Balance - December 31, 2020	$–
Transfer from investment properties	424,201
Disposition	(424,201)
Closing Balance – December 31, 2021	$–

The asset held for sale were related to a commercial property in Delitzsch, Germany. The Company has determined that this asset is not essential to the Company’s operations and set forth the intension for its disposition. During the year ended December 31, 2021, this property was sold for $433,894.

15.	INTANGIBLE ASSETS AND GOODWILL

The Company acquired the following intangibles, which have a value of $19,610,768 at December 31, 2021 (December 31, 2020 - $nil).

a)	Phatebo

The intangible assets in Phatebo relate to intangible assets for the sale of wholesale pharmaceutical products, medical devices and medical cannabis in Germany.

	December 31, 2020	Initial Recognition	Impairment	December 31, 2021
Phatebo – Intangible assets	$–	$13,104,302	$–	$13,104,302
Phatebo – Goodwill	–	6,478,272	–	6,478,272
	$–	$19,582,574	$–	$19,582,574

29

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

b)	Botanist

The intangible assets in Botanist related to a cannabis retail license, the value of which was determined in reference to a comparable transaction at acquisition date. As at December 31, 2021, the Company does not have plans to pursue this intangible asset commercially has therefore impaired the intangible asset fully.

	December 31, 2020	Initial Recognition	Impairment (Note 25)	December 31, 2021
Botanist – Cannabis retail license	$–	$4,200,000	$(4,200,000)	$–
	$–	$4,200,000	$(4,200,000)	$–

The Company also had the following intangible assets in prior years:

a) Fayber

The intangible assets in Fayber relate to psychoactive and non-psychoactive cannabis cultivation licenses and a cannabis derivative extraction license held by GreenCanna Health in Colombia

b) ACA Muller

The intangible assets in ACA Muller relate to the following licenses:

•	Narcotics License, allowing for the import and distribution of prescription narcotics including cannabis,

•	Wholesale Dealer License, allowing for the distribution of healthcare products to pharmacies

	December 31,		December 31,
	2019	Impairment	2020
ACA Muller- Intangible assets	$5,633,102	(5,633,102)	$–
Fayber- Intangible assets	6,835,014	(6,835,014)	–
	$12,468,116	(12,468,116)	$–

As at December 31, 2020, the Company performed its annual impairment test on its indefinite life intangible assets. The recoverable amount of the CGUs to which intangibles relate was determined using a Fair Value Less Cost to Dispose approach using Level 3 inputs based on an estimate of costs incurred to replace the intangible assets. This resulted in the values for the intangible assets to be impaired to $Nil as at December 31, 2020.

30

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2021	2020
Accounts payable and accrued liabilities	$4,029,063	$1,279,639
Provision for share cancellation liability (Note 18(b)(v))	2,250,000	–
Accrued liability for third tranche of ACA acquisition	4,564,080	4,583,520
Accrued liability of option exercise fee for seed inventory	100,000	100,000
VAT taxes payable	–	10,962
Total	$10,943,143	$5,974,121

17.	LOANS PAYABLE

€750,000 bank loan

The Company through Phatebo has a credit facility for €2,000,000 with Volksbank, secured by personal guaranties of the shareholders and by trade and other receivables of Phatebo. €750,000 or $1,079,325 is outstanding as at December 31, 2021. The loan is due on March 30, 2022 at a rate of Euribor plus 2.24% per annum.

€750,000 bank loan

The Company through Phatebo has a €1,000,000 credit facility agreement with Hypovereinsbank, secured by personal guaranties of the shareholders and by trade and other receivables of Phatebo. €750,000 or

$1,079,325 is outstanding as at December 31, 2021 at a rate of Euribor plus 1.65% per annum. The loan is due March 15, 2022.

18.	SHARE CAPITAL

a)	Authorized

An unlimited number of common shares without par value.

b)	Issued

During the year ended December 31, 2021, the following share capital transactions occurred:

(i)	The Company issued 392,351 common shares valued at $529,500 for services to various consultants.

(ii)	The Company issued 3,846,154 common shares valued at $5,000,000 in conjunction with the Phatebo acquisition.

(iii)	The Company issued 5,126,618 common shares valued at $9,227,912 in conjunction with the Botanist acquisition.

(iv)

The Company issued 7,796,998 common shares valued at $14,034,597 as part of a series of non- brokered private placements for common shares and subscription receipts. In conjunction with the receipt of conditional approval from TSXV on December 6, 2021, the subscription receipts were converted to common shares of the Company.

31

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the Company’s fundraising in 2021:

	Number	Proceeds ($)
Private placement of common shares – March 4	111,111	200,000
Private placement of common shares – April 19	277,778	500,000
Private placement of common shares – July 1	555,560	1,000,008
Private placement of common shares – September 23	505,776	910,397
Private placement of common shares – September 28	38,889	70,000
Private placement of common shares – October 1	33,677	60,619
Conversion of subscription receipts – December 13	6,274,207	11,293,573
	7,796,998	14,034,597

(v)	The Company cancelled 1,268,078 common shares valued at $1,273,500.

During the year the Company determined that 1,250,000 shares previously recorded as being issued to a former consultant should be retracted, as management believed that the pre-conditions set out in the applicable consulting agreement pursuant to which such shares were issuable had not been met, and therefore the shares were not fully-paid as required by applicable law. As a result of this determination, the 1,250,000 shares previously recorded as being issued were canceled by the Company. While management of the Company believes that the Company’s position is correct, at this time it is not possible to conclude that, more likely than not, the Company would prevail in the event of a legal claim. As a result, as at December 31, 2021, and without acknowledgement (explicitly or implicitly) of any amount or liability arising from such share cancellation, the Company recognized a provision for $2,250,000 to reflect the fair value of the shares cancelled. To date, the former consultant has not initiated or threatened a claim against the Company with regard to this matter; however, if any such claim were to be initiated, the Company intends to vigorously defend itself through appropriate legal proceedings. In addition, 18,078 shares value at $23,500 were cancelled as the pre-conditions set out in the applicable consulting agreement pursuant to which such shares were issuable had not been met.

During the year ended December 31, 2020, the following share capital transactions occurred:

(vi)	The Company issued 172,040 common shares valued at $1.30 per share in settlement of debt to various consultants.

c)	Stock Options

	Outstanding	Weighted Average Exercise Price	Exercisable	Expiry
Balance, December 31, 2020	1,667,181	$1.00	1,108,455	May 30, 2024
Balance, December 31, 2021	1,667,181	$1.00	1,667,181	May 30, 2024

In 2021, the Company expensed $167,854 (2020 - $288,079) as a result of vesting.

32

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

19.	RELATED PARTY TRANSACTIONS AND BALANCES

a)	Key Management Personnel

Compensation to key management, which consists of executives and directors, for the years ended December 31, 2021 and 2020 was as follows:

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Key management compensation settled in cash	$306,088	$364,874
Share based compensation	167,854	189,767
Key management compensation settled in shares	529,500	19,001
	$1,003,442	$573,642

Key management compensation settled in cash consists of consulting fees of $232,108 (2020- $364,874) and selling, general and administrative expenses of $73,980 (2020- $nil)

b)	Due to Related Parties

Amounts due to related parties as at December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
Amounts due to directors and officers of the Company for consulting fees, finder's fees, equipment, and expenses (included in accounts payable and accruals)	$583,856	$531,962

c)	Other Related Party Transactions

Other transactions with related parties for the year ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,	Year Ended December 31,
	2021	2020
Rent expense incurred with a relative of a director included within premises expense	$43,050	$43,050
Other rent incurred with key management personnel	11,863	–
Transactions with entity controlled by a director and member of key management	75,428	241,520
	$130,341	$284,570

Refer to Note 23 for commitments and contingencies pertaining to related parties.

33

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

20.	INCOME TAXES

a)	Rate Reconciliation

A reconciliation of income taxes at Canadian statutory rates of 26.5% with the reported taxes for the years ended December 31, 2021 and 2020 is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Loss before income taxes	$(17,415,447)	$(14,919,523)
Expected income tax recovery	$(4,615,093)	$(3,953,674)
Goodwill and intangible asset impairment	2,497,093	1,811,279
Items not deductible for income taxes	222,289	101,422
Items not taxable for income taxes	(602,365)	-
Change in deferred income tax asset valuation allowance	2,516,269	440,264
Difference in statutory tax rate	(18,193)	(219,569)
	$–	$(1,820,278)
Current income tax recovery	$–	$(39,852)
Deferred income tax recovery	–	(1,780,426)
Total income tax recovery	$–	$(1,820,278)

b)	Deferred tax assets (liabilities)

	December 31,	December 31,
	2021	2020
Plant and equipment	$170,130	$167,203
Prepaid expenses and deposits	376,484	31,413
Marketable securities	329,328	22,776
Provision for share cancellation	596,250	-
ROU asset	(133,046)	(44,516)
Lease liability	152,322	49,619
Financing costs	57,019	96,578
Intangible assets - Phatebo	(3,627,256)	-
Non-capital losses – Canada	3,016,209	1,930,601
Non-capital losses – Germany	75,050	13,295
Non-capital losses – Colombia	342,642	277,569
Non-capital losses – Denmark	157,007	78,589
	1,512,139	2,623,127
Less: Valuation allowance	(5,139,395)	(2,623,127)
Deferred tax liability - Phatebo	$(3,627,256)	$–

Deferred tax benefits that may arise in respect of the Company’s deductible temporary differences have not been recognized as it is not considered probable that sufficient future taxable profit will be realized.

34

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

c)	Losses Carried Forwards

The Company has available non-capital losses that may be carried forward to apply against future years’ taxable income. The non-capital tax losses expire as follows:

Year of Expiry	Canada	Germany	Colombia	Denmark	Total
2038	$668,944	$-	$-	$-	$668,944
2039	5,268,041	-	-	-	5,268,041
2040	1,276,657	-	-	-	1,176,657
2041	5,159,347	-	-	-	5,159,347
No expiry	-	196,384	1,038,310	713,668	1,948,362
Total	$12,372,989	$196,384	$1,038,310	$713,668	$14,221,351

d)	Current Income Taxes Payable

	December 31, 2021	December 31, 2020
Current income taxes payable - Germany	$–	$87,006
Total	$–	$87,006

21.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support its business activities and to safeguard the Company’s ability to continue as a going concern. The capital structure of the Company consists of components of equity attributable to common shareholders’ equity as follows:

	December 31,	December 31,
	2021	2020
Shareholders’ equity	$25,073,203	$14,844,843
	$25,073,203	$14,844,843

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s investment policy is to invest its excess cash in low risk, highly liquid short-term interest- bearing investments, selected with regard to the expected timing of upcoming expenditures. The Company will raise additional funds to carry its operations through its upcoming operating period and to satisfy its obligations.

35

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

22.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

(i)

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. The Company classifies cash and cash equivalents, and marketable securities consisting of publicly traded shares at a value of $333,000 as level 1.

(ii)	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly. The Company classifies warrants with a value of $127,876 as level 2.

(iii)	Level 3 – Inputs that are not based on observable market data.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which subject the Company to credit risk consist of cash and cash equivalents of $4,485,096 (2020 - $3,737,767), $2,940,946 of trade receivables classified as receivable (2020 - $115,358), $461,210 of marketable securities (2020 – $714,344), nil of loan receivable (2020 – $324,700), $531,900 of deposits classified as acquisition deposits (2020 - $2,758,202), These accounts represent the Company’s maximum credit risk.

The Company's policy is to invest excess cash in investment-grade short-term, redeemable investment certificates issued by Canadian chartered banks. Management believes the risk of financial loss from cash held in its bank accounts and in guaranteed investment certificates, both are held with a Canadian chartered bank, to be remote. The Company has estimated that ECLs not to be significant on receivables.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. The Company has cash and cash equivalents $4,485,096 (2020 - $3,737,767), current liabilities of $14,105,330 (2020 - $6,176,468) and current net assets of $7,304,263 (2020 - $10,105,776).

The Company has no formal revolving credit facilities available at this time and, given the Company’s current stage of development, it is not expected that such credit facilities will become available to the Company in the next fiscal year.

36

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Due to the level of net monetary assets, management regards the Company’s overall liquidity risk to be low.

$ As at December 31, 2020	Total	Within 1 year	1 to 3 years	3 to 5 years
Leases payable	200,157	115,341	84,816	-
Accounts payable & accrued liabilities	5,974,121	5,974,121	-	-
	6,174,278	6,089,462	84,816	-

$ As at December 31, 2021	Total	Within 1 year	1 to 3 years	3 to 5 years
Leases payable	544,709	250,465	294,244	-
Accounts payable & accrued liabilities	10,943,143	10,943,143	-	-
Bank indebtedness	753,072	753,072	-	-
Loans payable	2,158,650	2,158,650	-	-
	14,105,330	14,105,330	294,244	-

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk consists of two components:

(i)

Interest rate cash flow risk is the risk that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates. The Company’s savings account is a variable rate instruments tied to Canadian prime interest rate. A 1% change in interest rates would have a nominal effect on net loss and comprehensive loss of the Company.

(ii)

Interest rate price risk is the risk that changes in prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities. The Company is not exposed to interest rate price risk.

The Company is not materially exposed to interest rate changes.

Foreign Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. As at December 31, 2021, a portion of the Company’s financial assets and liabilities held in USD, EUR, COP, GBP, and DKK consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. The Company does not use any techniques to mitigate foreign exchange risk.

37

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

The Company’s net monetary position in the significant foreign currencies as of December 31, 2021 is summarized below with the effect on earnings before tax of a 1% fluctuation of each currency relative to the functional currency of the entity holding it to the CAD dollar:

	Net Monetary Position December 31, 2021 (CAD$ equivalent)	Impact of 1% variance in foreign exchange rate
US Dollars	(4,564,080)	(45,641)
Euros	433,561	4,336

	Net Monetary Position December 31, 2020	Impact of 1% variance in
	(CAD$ equivalent)	foreign exchange rate
US Dollars	(4,583,520)	(45,835)
Euros	756,510	7,565

As at December 31, 2021, the Company had the following assets and liabilities in USD:

	December 31,	December 31,
	2021	2020
Accounts payable and accrued liabilities	$4,564,080	$4,583,520
Net exposure to USD	$4,564,080	$4,583,520

As at December 31, 2021, the Company had the following assets and liabilities in Euros:

	December 31,	December 31,
	2021	2020
Cash	$594,196	$348,793
Accounts receivable	3,010,363	225,139
Due from former ACA shareholder	898,905	602,247
Bank indebtedness	(753,072)	–
Accounts payable and accrued liabilities	(1,158,181)	(332,663)
Income tax payable	–	(87,006)
Loans payable	(2,158,650)	–
Net exposure to Euros	$433,561	$756,510

23.	COMMITMENTS AND CONTINGENCIES

Commitments:

Pursuant to an agreement with Clifford Starke, the Company’s Chief Executive Officer, the Company is committed to paying Mr. Starke the following in consideration for services provided to the Company:

•	A monthly payment as determined by the Company’s Board of Directors of at least $20,000 per month;

•	A $500,000 bonus paid in cash or shares upon raising a cumulative $40,000,000 for the Company;

•	A $1,000,000 bonus paid in cash or shares if the Company achieves over $50,000,000 in sales over any four quarter period;

•	A $3,000,000 bonus paid in cash or shares if the Company achieves over $75,000,000 in sales over a four quarter period;

•	A $3,000,000 bonus paid in cash or shares if the Company achieves over $100,000,000 in sales over a four quarter period;

•

A $3,000,000 bonus paid upon taking the Company public and achieving a market capitalization of over $100,000,000; This bonus was earned in March 2022 and was settled as part of Franchise Global’s Restricted Share Units (“RSU”) plan.

38

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

On October 1, 2018, the Company entered into an agreement with Farhan Lalani – a director of the Company. In consideration for fundraising and business development services, and merger and acquisition guidance, the Company committed to pay Mr. Lalani:

•

$420,000 in common shares of the Company (at the go-public valuation) upon the Company completing a go-public transaction involving a listing on a stock exchange that values the Company at $100,000,000 or more. This amount was earned in March 2022 and was settled as part of Franchise Global’s RSU plan.

On July 25, 2018, Harmony entered into an Intellectual Property License Agreement with Hampstead Private Capital Limited (“Hampstead”) – a corporation controlled by Mr. Starke. Under the terms of this agreement, Harmony is to pay Hampstead a royalty in the amount of 3.5% of the gross revenues from sale of Harmony products.

On May 1, 2021, the Company entered into a consulting agreement with Steven Thomas, the Company’s former Chief Financial Officer. Under the terms of the agreement, Mr. Thomas is to receive $1,000,000 in common shares of the Company (at the go-public valuation) upon the Company completing a go-public transaction involving a listing on a stock exchange. Mr. Thomas is also eligible to receive $50,000 in shares as a one-off increase to his compensation, arising on the stock exchange listing. These amounts are expected to be settled as part of Franchise Global’s RSU plan.

On August 1, 2021, the Company entered into a consulting agreement with Edward Woo, the Company’s President and Chief Operating Officer. Under the terms of the agreement, the Company is to pay Mr. Woo the following:

•	$12,500 monthly in cash;

•

$100,000 in common shares of the Company (at the go public valuation) if the Company achieves a go public listing on a stock exchange at a greater than $100,000,000 market capitalization. This amount was earned in March 2022 and was settled as part of Franchise Global’s RSU plan;

•	A $500,000 bonus paid in common shares of the Company (at the 20-day Volume Weighted Average Price (“VWAP”) of the Company if public) upon achievement of $50,000,000 in sales over any 12-month period;

•	$100,000 bonus paid in common shares of the Company (at the go public valuation) upon delivery of GMP EU product into Germany;

The Company has entered into agreements with various other employees, consultants and directors that make them eligible to receive a total of 1,217,223 shares or $2,191,001 upon the Company completing a go-public transaction involving a listing on a stock exchange. This bonus was earned after period end December 31, 2021 and will be settled as part of the Franchise Global’s RSU plan.

Contingencies:

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. (See also Note 18(b)(v).)

39

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

24.	SEGMENTED INFORMATION

The Company has two reportable geographic segments – Germany and Denmark. These segments reflect how the Company’s operations are managed, how the Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), allocates resources and evaluates performance.

	Germany	Denmark	Corporate & Other	Total
As at and for the year ended December 31, 2021
Revenue	$1,133,106	–	–	$1,133,106
Gross Profit	$224,988	–	–	$224,988
Net Loss	$(959,862)	$(358,357)	$(16,097,228)	$(17,415,447)
Assets	$27,508,300	$10,113,773	$5,477,960	$43,100,033
Liabilities	$7,981,622	$9,606	$10,035,601	$18,026,830

As at and for the year ended December 31, 2020
Revenue	$1,764,796	–	$99,168	$1,863,964
Gross Profit	$623,431	–	$86,268	$709,699
Net Loss	$(3,628,633)	$(100,484)	$(9,370,128)	$(13,099,245)
Assets	$2,806,232	$9,526,516	$8,778,379	$21,111,127
Liabilities	$275,136	$89,816	$5,901,332	$6,266,284

The Company has one operating segment – pharmaceutical distribution, including medicinal cannabis and cannabis seeds.

40

Franchise Cannabis Corp. Notes to the Consolidated Financial Statements December 31, 2021 (Expressed in Canadian Dollars, unless otherwise stated)

25.	OTHER INCOME (EXPENSES)

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Fair value adjustment on marketable securities (Note 9)	(1,072,677)	(85,656)
Settlement due to merger termination (Note 9)	725,000	–
Fair value adjustment on acquisition deposits (Note 5(a))	1,923,077	–
Impairment of prepaid expenses and deposits (Note 7)	(1,637,018)	–
Fair value adjustment on share cancellation (Note 18(b)(v))	(1,000,000)	–
Impairment of loan receivable (Note 11)	(324,700)	–
Due from former shareholder (Note 6)	339,526	–
Refunds and subsidies	202,002	–
Bad debts expense (Note 6)	(10,269)	–
Gain on sale of asset held for sale	9,693	10,219
Reversal of write down of financial assets	–	413,972
Others	3,063	137,367
	(842,303)	475,902

26.	SUBSEQUENT EVENTS

Listing on the TSXV

As described in Note 1, on March 9, 2022, the Company received final approval from the TSXV for its Qualifying Transaction and on March 29, 2022, Franchise Global’s common shares commenced trading on the TSXV under ticker symbol “FGH”.

Listing on the FRA

As described in Note 1, on April 18, 2022, Franchise Global’s common shares commenced trading on the FRA under ticker symbol “WV4A”.

41